

Mail Stop 4720

May 13, 2016

VIA E-mail
Dr. Jeffrey M. Leiden, M.D., Ph.D.
Chairman of the Board, President and Chief Executive Officer
Vertex Pharmaceuticals Incorporated
50 Northern Avenue,
Boston, Massachusetts 02210

> **Re: Vertex Pharmaceuticals Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 000-19319**

Dear Dr. Leiden:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
B. Collaborative Arrangements
Variable Interest Entities (VIE)
Parion Sciences, Inc., page F-19

1. Please provide us with your detailed analysis as to the application of ASC 810-10 that resulted in your consolidation of Parion. Include in your response the unredacted agreement with Parion and references to the specific paragraphs of the agreement that result in your consolidation of Parion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance